# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hut 8 Corp., CIK 0001964789
CUSIP: 44812J104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 777 Brickell Avenue, Suite 200, Miami, Florida (FL), 33131
Date of event which requires filing of this statement: 09/29/2026
Amends the filing with accession number 0001104659-23-124090
Filed by CIK 0001999337
Persons authorized to receive notices and communications: Michael Ho, c/o Hut 8 Corp., 777 Brickell Avenue, Suite 200, Miami, Florida (FL), 33131, (305) 224-6427

## Reporting persons
- Michael Ho (CIK 0001999337): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: other (OO); sole voting power 6,326,412; shared voting power 0; sole dispositive power 6,326,412; shared dispositive power 0; aggregate amount beneficially owned 6,326,412 (5.13% of the class)
  Comment: The reported percentage is calculated based on 123,259,468 shares of common stock ("Common Stock") outstanding as of July 31, 2026, as reported on the Issuer's 10-Q filed with the SEC on August 4, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Hut 8 Corp.
Address of issuer's principal executive offices: 777 Brickell Avenue, Suite 200, Miami, Florida (FL), 33131
Comment: This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed by the Reporting Person on December 7, 2023 (the "Original Schedule 13D," and together with Amendment No. 1, the "Schedule 13D"). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 6 of this Amendment No. 1 is incorporated by reference into this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a)-(c) of the Schedule 13D is hereby amended and restated as follows and as set forth in subsections (b) and (c):

The information set forth in rows (11) and (13) of the cover page of this Amendment No. 1 is incorporated by reference into this Item 5.

Ownership percentages set forth in this Schedule 13D assume 123,259,468 shares of Common Stock outstanding as of July 31, 2026, as reported on the Issuer's 10-Q filed with the SEC on August 4, 2026. As of the date hereof, the Reporting Person may be deemed the beneficial owner of 6,326,412 shares of Common Stock, which represents approximately 5.13% of the total outstanding shares of Common Stock.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by the Reporting Person that such person is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of the Act, or for any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows (7) through (10) of the cover page of this Amendment No. 1 is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: Except as related to the VPF (as defined below), the Reporting Person has not effected any transactions in the shares of Common Stock of the Issuer in the 60 days prior to this Amendment No. 1.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended to incorporate the following at the end thereof:

Prepaid Variable Share Forward Transaction

On September 29, 2026, Springtide Creek Ltd ("Springtide"), a British Virgin Islands company wholly owned and controlled by the Reporting Person, entered into a prepaid variable share forward transaction (the "VPF") with JPMorgan Chase Bank, National Association (the "Bank") covering 1,500,000 shares of Common Stock (the "Forward Shares"), pursuant to a master confirmation entered into between Springtide and the Bank (the "Master Confirmation"). Pursuant to the VPF, Springtide will receive an upfront cash payment (the "Prepayment Amount") equal to $58,326,600.00. The Prepayment Amount represents approximately 41.93% of the current market value of the underlying shares on the execution date, and represents the value of the underlying shares at the VPF's Floor Price of $40.00 per share of Common Stock, as discounted 6.85% for the time value of money over the term of the agreement. The Master Confirmation also establishes a Cap Price of $221.00 per share of Common Stock. Springtide pledged the Forward Shares to secure its obligations under the contract and retains ownership and voting rights in the Forward Shares during the term of the pledge.

At the maturity of the VPF on May 17, 2027, the contract will be settled by the delivery of a variable number of shares of Common Stock (or, at Springtide's election, an equivalent amount of cash) based on the volume-weighted average price of the Issuer's Common Stock over a three-day valuation period commencing on May 13, 2027 (the "Settlement Price"), as follows: (i) if the Settlement Price is less than or equal to the Floor Price, Springtide will deliver all 1,500,000 shares; (ii) if the Settlement Price is greater than the Floor Price but less than or equal to the Cap Price, Springtide will deliver a number of shares equal to the 1,500,000 shares multiplied by a fraction, the numerator of which is the Floor Price and the denominator of which is the Settlement Price; and (iii) if the Settlement Price is greater than the Cap Price, Springtide will deliver a number of shares equal to the 1,500,000 shares multiplied by a fraction, the numerator of which is the Floor Price plus the excess of the Settlement Price over the Cap Price, and the denominator of which is the Settlement Price.

The foregoing description of the VPF does not purport to be complete and is qualified in its entirety by the full text of the Master Confirmation, which is attached as Exhibit 99.4 hereto and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

99.4 Master Confirmation: Prepaid Variable Share Forward Transaction

## Signatures
- Michael Ho: /s/ Michael Ho, Michael Ho (09/30/2026)